

News Release

Alexco Reports Third Quarter 2017 Results

November 2, 2017 - Alexco Resource Corp. (NYSE-American: AXU, TSX: AXR) ("Alexco" or the "Corporation") today reports financial results for the third quarter ended September 30, 2017. All figures are expressed in Canadian dollars unless otherwise stated. For the third quarter of 2017 Alexco recorded a net loss of $2.3 million ("M") or $0.02 per share, including $0.4 M in share-based compensation expense and $0.4 M in depreciation. Alexco Environmental Group ("AEG"), a wholly owned subsidiary of Alexco, recognized revenues of $3.8 M with a gross profit of $1.5 M.

Third Quarter Highlights

- In August 2017, the Corporation received an amended Class IV permit allowing the Corporation to commence a 580 meter ("m") underground exploration decline into the high grade Bermingham silver deposit. To date the Corporation has completed 125 m of the ramp and decline with completion expected in the first quarter of 2018.
- The Corporation has received a draft amended Type A Water Use Licence ("WUL") from the Yukon Water Board authorizing, subject to certain conditions, the use and discharge of treated water and deposition of dry stacked tailings from the Flame & Moth deposit. A final amended WUL is expected prior to year end. This amendment is the final required authorization for ore production from the Flame & Moth silver deposit.
- In September 2017 the Corporation completed its 2017 surface diamond drilling exploration program as planned, drilling a total of 13,800 m in the immediate vicinity of the Bermingham deposit. Program costs were $3.1 M with comprehensive results expected to be available in the second week of November.
- The September 30, 2017 unrestricted cash and cash equivalent position is $21.4 M and net working capital of $22.9 M compared to $20.4 M and $23.4 M, respectively, at December 31, 2016.
- AEG recognized revenues of $3.8 M in the third quarter, recording a gross profit of $1.5 M, approximately twice the gross profit for the same period in 2016.

Alexco's Chairman and Chief Executive Officer Clynt Nauman said, "Our site operations are scaling up as planned with increasing underground activity related to the Bermingham ramp, the scheduled wind-down of surface exploration activity, and routine completion of numerous winterization projects. Installation of portal facilities and subsequent underground work to drive the 580 m Bermingham exploration decline was delayed approximately 45 days over summer awaiting final permit authorization. The first quarter of 2018 remains our target completion date for this important first phase of our re-start program. Subsequent to completion of the Bermingham decline, a 5,000 m underground drill program will be initiated to tighten up spacing and confidence in our mine design for this very high grade silver deposit. The underground drill program will also include further exploration drill holes proximal to planned mining areas. Finally, we expect that in Q1 2018 we will make key decisions regarding the commencement of the Flame & Moth decline which is expected to take approximately eight months to complete at a cost of $10.6 M. As we move through these processes we will upload our data into a pre-feasibility study, which is expected to be completed in the third quarter of 2018."

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9
Canada



Keno Hill Exploration and Development

In early June the Corporation commenced a surface exploration diamond drill program to further explore potentially mineralized structural targets in the immediate vicinity of the Bermingham deposit. Utilizing three drills, the 13,800 m drill program was completed at a cost $3.1 M with results expected to be available in the second week of November.

Underground activity related to establishment and driving of the Bermingham exploration decline began in September following receipt of an amended Class IV permit. Approximately 125 m of the 580 m decline have been completed to date. Nearing completion of this decline (expected in Q1 2018), underground drill stations will be established to allow an approximate 5,000 m infill and exploration drill program to be executed with information from this work to be used to increase definition of existing resources as well as refine mine design for the anticipated early production periods. Total cost of the Bermingham project is estimated to be $8.7 M including direct mining and underground exploration costs, rebuilds and purchase of underground equipment and installation of necessary surface facilities to support underground activity.

Summary Financial Results and Information

(expressed in thousands of dollars, except per share amounts)	Three Months Ended September 30		Nine Months Ended September 30	
	2017	2016	**2017**	2016
Environmental services revenue	**3,786**	3,243	**8,225**	8,422
Gross profit from environmental services	**1,545**	710	**3,007**	1,985
Loss before taxes	**(1,684)**	(246)	**(5,336)**	(2,388)
Net loss	**(2,272)**	(640)	**(5,899)**	(2,598)
Total comprehensive loss	**(2,288)**	(1,819)	**(5,849)**	(2,218)
Loss per share – basic and diluted	**($0.02)**	($0.01)	**($0.06)**	($0.03)
Cash flows (consumed) from operating activities	**(2,151)**	(492)	**(4,532)**	(3,452)

Permitting Detail

An amendment to Alexco's Quartz Mining Licence ("QML") and WUL will be required for future production and processing of ore from Bermingham. The environmental assessment for the Bermingham mine operations phase of permitting will begin in November 2017 and the entire permitting process for Bermingham production is anticipated to be complete by the end of 2018.

The Flame & Moth deposit is permitted to be developed under the QML. Prior to processing ore or discharging water from the Flame and Moth mine, an amendment to the WUL is required, which is granted through the Yukon Water Board. A public hearing for the WUL amendment was held in late May 2017, a draft of the amended WUL is in hand, and an amended final WUL is expected to be granted in the fourth quarter of 2017.

Financial

Alexco's cash and cash equivalents at September 30, 2017 totaled $21.4 M compared to $20.4 M at December 31, 2016, while net working capital totaled $22.9 M compared to $23.4 M for the same dates. With its cash resources and net working capital on hand at September 30, 2017, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs and service the working capital requirements of its exploration activity, environmental services business and corporate offices and administration as planned for the next twelve months.



Alexco Environmental Group

In the third quarter of 2017 AEG recorded revenues of $3.8 M and a gross profit of $1.5 M for a gross margin of 41%, compared to revenue of $3.2 M and a gross profit of $0.7 M for a gross margin of 22% in the third quarter of 2016. The increase in revenues and gross profits relates to increased contract work at AEG's US operations and also increased activity on the Keno Hill contract with the Federal Government.

AEG is successfully operating two major water treatment facilities in the US, the Gold King and Schwartzwalder plants, as well as four smaller water treatment facilities at Keno Hill in Canada.

Alexco continues to review options to optimize its environmental services business with the aim of enhancing the business opportunities of AEG while at the same time reducing Alexco's balance sheet exposure to this actively growing business.

Financial Report and Conference Call for Third Quarter 2017

Full details of the financial and operating results for the third quarter ended September 30, 2017 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis. These documents and additional information on Alexco, including its annual information form, are available on Alexco's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 12:00p.m. Eastern (9:00 a.m. Pacific) on Friday, November 3, 2017. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-833-297-9918
Dial from outside Canada or the US:	1-647-689-4525
Conference ID#:	3997146
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration who is a Qualified Person as defined by National Instrument 43-101 - *Standards of Disclosure for Mineral Projects*.

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.



Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Lisa May, Director of Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.